  August 8, 2008

  VIA EDGAR AND FACSIMILE

  Mr. Russell Mancuso
  United States Securities and Exchange Commission
  Division of Corporation Finance
  100 F Street
  Washington, DC 20549

  Re:  NewCardio, Inc.
  Registration Statement on Form S-1 Amendment No. 4
  Filed July 24, 2008
  File No. 333-149166

  Dear Mr. Mancuso:

On behalf of NewCardio, Inc. (the “Company”), the following are the Company’s responses to the corresponding numbered comments in the August 4, 2008 letter from the Securities and Exchange Commission (the “Commission”).  The Company has filed on the EDGAR system an amended registration statement on Form S-1, entitled Form S-1/A (No. 5) (the “Amended Form S-1/A (No. 5)”) to conform the Amended Form S-1/A (No. 5) to the Commission’s comments in its above-referenced letter.

The December 12, 2007 Private Placement, page 11

1. We note the filing of Exhibit 10.27 in response to comment 8. According to page 4 of that exhibit, it appears that only Vision is a party to the waiver.  Please clarify whether the other five selling shareholders disclosed on page 10 of your registration statement are also parties to the waiver.  If they are not, and as a result you owe liquidated damages in accordance with your Registration Rights Agreement dated December 27, 2007, please make appropriate disclosures.

Response:

Although Vision is the only party to the waiver, section 6(f) of the Registration Rights Agreement provides that holders of a majority of the then-outstanding registrable securities may amend or modify the Registration Rights Agreement through consent or waiver.  Since Vision owns a majority of the outstanding registrable securities, the waiver attached as Exhibit 10.27 only included Vision as a party.

Securities and Exchange Commission
August 8, 2008

2. We note your disclosure here that the series J-A warrants have a five-year term. We also note your added disclosure on page 36 that the warrants will be “extended” to a five-year term. Please clarify whether the five-year term begins on the date of the December 27, 2007 private placement or the date of exercise of the series J warrants.

Response:

The Company has revised its disclosure to clarify that if the Series J warrants are exercised, Series J-A warrant life will not expire until December 27, 2012, which is the end of their five-year life from date of issuance.

Description of Securities, page 18

3. Your revised disclosure in response to prior comment 9 indicates that shares reserved for outstanding options and warrants are also available for future grant.  It appears inconsistent that shares that underlie outstanding securities are at the same time available for future grants.  Please revise for clarity.

Response:

The Company has revised its disclosure to indicate that the future grants are not currently outstanding but are reserved for future grant under the 2004 Equity Incentive Plan.

4. We note your response to the second part of comment 11; however, we reissue the first part of the comment regarding your conclusions in light of Rule 144(d)(3)(ii).

Response:

The Company wishes to retract footnote 1, as disclosed in the Response Letter dated on June 19, 2008.

Certain Relationships and Related Party Transactions, page 45

5.  We note your response to comment 22. In accordance with comment 28 in our June 6, 2008 letter, please provide disclosure in your registration statement regarding the reasons for the amendment to the June 2007 agreement with Mr. Londoner.

Response:

The Company has added disclosure in the registration statement regarding the reasons for the amendment to the June 2007 agreement with Mr. Londoner.

Consolidated Financial Statements

6.  Please refer to prior comment 25 and include any updated financial statements necessary in your amended filings to comply with Rule 8-08 of Regulation S-X.

Response:

The Company acknowledges the Commission’s comment and will update financial statements as necessary in accordance with Rule 8-08 of Regulation S-X.

Securities and Exchange Commission
August 8, 2008

March 31, 2008 Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, page F-8

7.  Please explain to us in greater detail why your presentation of non-cash financing activities herein and at page F-35 is compliant with U.S. GAAP.  Refer to paragraph 32 of SFAS 95 for further guidance.

Response:

The Company acknowledges the Commission’s comment and has revised the heading to read: “Non-Cash Transactions” and has also revised the Statement to exclude cash transactions, including the $4.8 million fair value of warrants issued with redeemable preferred stock. While the information concerning these non-cash transactions are disclosed in the financial statements and footnotes, the Company believes the presentation in summary form is of importance to the reader of the financial statements.

SFAS 95, paragraph 32 requires the disclosure of Noncash Investing and Financing Activities. It indicates that those disclosures may be either narrative or summarized in a schedule. We have elected to present this schedule of noncash activities at the bottom of the cash flow statement. The illustrative examples presented in Appendix C of SFAS 95 are consistent with our presentation.

Note 9 – Restatement, page F-21

8.  Please refer to prior comment 30.  We note herein and in Note 13 on page F-56 that you have restated prior period financial statements.  We further note in your response to our comment 30 you requested us to waive the requirements under Item 4.02 of Form 8-K. Given the significance of the errors corrected in your fiscal 2007 and interim 2008 financial statements, please explain to us in greater detail why you did not file an Item 4.02 Form 8-K.

Response:

The Company’s management has further considered the matter and has come to the determination that a restatement of our financial statements will in fact be required.  The Company’s management is planning to bring this matter to the attention of the Company’s Board of Directors at its upcoming meeting on Monday, August 11, 2008, and will recommend that the Board conclude the same.  The Company will then file an appropriate 8-K within four business days of the Board’s conclusion that the previously issued financial statements should no longer be relied upon and that the financial statements should be restated.

Securities and Exchange Commission
August 8, 2008

9.  We see from note (c) herein and in Note 13 on page P-56 you attributed a beneficial conversion feature of 52,817,710 to the Series A Preferred Stock and accordingly charged deficit accumulated during development stage with an offsetting increase to additiona1 paid in capital. Please tell us how your accounting for the beneficial conversion feature as a charge to accumulated deficit complies with U.S. GAAP. Note the guidance at paragraph 7 of BITE 00-27 and paragraph 6 of EITF 98-5.

Response:

The Company considered paragraph 7 of EITF 00-27 but as the guidance relates to convertible debt the Company adopted the following approach to accounting for the issuance of the Series A preferred shares:

Based upon EITF 98-5 paragraph 8, the beneficial conversion feature (“BCF”) of $2,817,710 is considered a dividend to the Series A preferred shareholders. Per the terms of the Series A shares, the shares do not have a contractual stated redemption date. As discussed with the Staff and referenced in Compario®, “Liabilities, Deferred Credits and Contingencies, Financial Instruments with Characteristics of Both Liabilities and Equity”, September 26, 2007, section .43 Amortization of BCF Discount, following the issuance of FAS 150, the SEC Staff issued a comment letter stating that when there is no stated redemption date then as such under EITF 00-27, the dividend should be charged immediately (to retained earnings).

The Company also considered paragraph 6 of EITF 98-5 in determining the amount of the discount assigned to the BCF. Based upon  EITF-0027, paragraph 22, the costs of issuance of the Series A shares were not offset against the proceeds received in calculating the intrinsic value of a conversion option of $2,817,710. In accordance with EITF 98-5, the Company recorded the full amount of the BCF since it was less than the gross proceeds allocated to the Series A shares (of $8.2 million less the $4.8 million warrant liability). It then immediately accreted the full BCF as a dividend and increased the carrying value of the convertible security.

Based on the above facts and circumstances, the Company accounted for the BCF of $2,817,710 as a dividend and charged the amount to accumulated deficit upon issuance.

The Company believes the accounting is reasonable and in accordance with U.S. generally accepted accounting principles.

The Company proposes to revise note (c) on pages F-21 and F-56 to reads as follows:

To record a $2,817,710 dividend to the Series A preferred shareholders (see (b) above).

Securities and Exchange Commission
August 8, 2008

December 31, 2007 Consolidated Financial Statements

Note 6 – Redeemable Securities, page F-46

Series A – 10% Convertible Preferred Stock, page F-47

10.  We see disclosures herein that “Since the redemption feature of the preferred stock is contingent on the occurrence of future events, we will not accrete the carrying value of the preferred stock to redemption value until the occurrence of those carrying value of those future events becomes probable.”  Please revise the filing to disclose why it is not probable that the security will become redeemable as required by paragraph 15 of EITF Topic D-98.

Response:

We propose to expand our footnote 6 describing the Series A-10 % Convertible Preferred Stock on page 47 to read as follows:

Series A – 10% Convertible Preferred Stock

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $ 0.001 per share.  The Company's preferred stock may be divided into such series as may be established by the Board of Directors. The Board of Directors may fix and determine the relative rights and preferences of the shares of any series established.

In December, 2007, the Board of Directors authorized the issuance of up to 12,000 shares of Series A 10% convertible non-voting preferred stock (“Series A”) having a stated value of $1,000 per share. The Series A shares are convertible at any time, at the option of the holder, into the Company’s common stock at an initial conversion rate determined by dividing the stated value of $1,000 by the initial conversion price of $0.95 per share. The conversion price is subject to certain anti-dilution provisions in the event the Company issues shares of its common stock or common stock equivalents below the stated conversion price or pays a stock dividend or otherwise makes a distribution payable in shares of common stock, with the exception of any shares issued upon conversion or payment of dividend on this issuance, or other similar events such as stock splits or common stock reclassifications. Changes to the conversion price, if any, will be charged to operations and included in unrealized gain (loss) relating to adjustment of derivative and to fair value of underlying securities.

The holders are entitled to receive a cumulative 10% dividend based on the stated value of $1,000 per share, payable on the calendar quarter in cash or in shares of its common stock with certain discounts, at the Company’s option.

Upon any liquidation, dissolution or winding-up of the Company, the Series A shareholders shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to 120% of the stated value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages owing thereon, for each Series A share before any distribution or payment shall be made to the holders of any other securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Series A shareholders shall be ratably distributed among the Series A shareholders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation value as of December 31, 2007 was $9,840,000 plus accrued dividends of $9,111.

In December 2007, the Company issued 8,200 Series A shares at $1,000 per share to accredited investors in a private placement. The Company received $8,200,000 less issuance costs totaling $1,312,534. Net cash proceeds at December 31, 2007 were $ 7,342,500. The balance of the costs includes an accrual paid in January and the value of a fee warrant issued in conjunction with the financing. The issuance costs have been recorded as a reduction in the 'Shares subject to redemption'.

Under the terms of the Series A Stock Certificate of Designation, the Company may be required to redeem the Series A shares for cash in an amount equal to the Series A stated value, plus accrued and unpaid dividends , upon the occurrence of  certain events , including the change in control of the Company.

As a result of this obligation, the Company has determined the Series A shares includes redemption features that have the potential to be outside the control of the Company, and accordingly, the Company has classified the Series A shares  outside of shareholders’ equity in accordance with Emerging Issues Task Force (“EITF”) Topic D-98, Classification and Measurement of Redeemable Securities (“EITF Topic D-98”). In accordance with EITF Topic D-98, the fair value allocated to the Preferred Stock at the date of issuance was recorded outside of common shareholders’ equity in the accompanying consolidated balance sheet.

Securities and Exchange Commission
August 8, 2008

In accordance with EITF No.00-27, “Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates’, to Certain Convertible Instruments”, a portion of the proceeds were allocated to the warrants based on their fair value, which totaled $4,802,973 using the Black Scholes option pricing model. Further, we attributed a beneficial conversion feature of $2,817,710 to the Series A preferred shares based upon the difference between the effective conversion price of those shares and the fair value of our common shares on the date of issuance. The assumptions used in the Black Scholes model are as follows:  (1) dividend yield of 0%; (2) expected volatility of 121.06%, (3) risk-free interest rate of 3.37% to 3.64%, and (4) expected life of 1 to 5 years. The amount attributable to the beneficial conversion feature has been recoded as a dividend to the preferred shareholders. Since the redemption feature of the preferred stock is contingent on the occurrence of future events, we will not accrete the carrying value of the preferred stock to redemption value until the occurrence of those future events becomes probable.

The Company’s Series A Shares are redeemable under certain conditions, including:

•	The Company effecting a merger or consolidation with another entity

•	The Company sells all or substantially all of the Company’s assets

•	The Company’s shareholders approve a render or exchange offer, or

•	The Company’s holders of the common stock exchange their shares for securities or cash

The redemption feature of the Series A Shares is contingent on the occurrence of any of the above   events and the Company believes the occurrence of any  these  events not to be probable. Accordingly, upon the occurrence of one of the events, the Series A shares will become redeemable and the Company  will accrete the carrying value of the Series A Shares  to redemption value .

Recent Sales of Unregistered Securities, page II-1

11.   For each transaction, please include all information required by Item 701, including the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and the facts relied upon to make the exemption available

Response:

The Company has added further disclosure citing the exemption provided by Section 4(2) under the Securities Act of 1933.

Securities and Exchange Commission
August 8, 2008

12.  We note the additions to this section P1ease tell us when you reported these transactions as required in Item 3.02 of Form 8-K.  If you have not provided the required disclosure, please acknowledge the effect on your ability to rely on rules and forms under the federal securities laws that require timely and current reporting.

Response:

The transactions described were less than 5% of the Company’s issued and outstanding stock, so there was no obligation to report them under Form 8-K.  However, they will be included in the upcoming quarterly report for the period ending June 30, 2008 for the Company.

* * * * *

 As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the above has been responsive to the Commission’s comments and assists the Commission in evaluating the Amended Form S-1/A (No. 5). If you have any questions or require any additional information or documents, please telephone the undersigned at (212) 930-9700.

Sincerely, /s/ Thomas Rose Thomas Rose

cc:	Paula W. Barnett, Esq.
Branislav Vajdic
Richard Brounstein